Form 20-F
period 2002-09-30
BOC GROUP PLC
filed 2002-12-12
CIK 715095

As filed with the Securities and Exchange Commission on December 12, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2002
Commission file number 0-10906

THE BOC GROUP plc
(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

Chertsey Road, Windlesham
Surrey, GU20 6HJ
England
(Address of Principal Executive Offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Ordinary Shares of 25p each

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares (fully paid)        497,258,493            (25p units)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      X      No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17          Item 18      X

SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX
Memorandum & Articles
List of Subsidiaries
BOC Group 2002 Reports and Accounts
LETTER

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

The information set forth under the headings “Group five year record” on pages 12 to 13, “Risk Factors” on pages 29 to 30 and “Finance and treasury review” on pages 45 to 46 and pages 49 to 50 of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

The information set forth on the inside front cover, under the headings “Financial highlights” on pages 2 to 3, “Group profile” on pages 14 to 22, “Safety, health and the environment” on pages 25 to 27, “Research, development and information technology” on page 28, “Performance review” on pages 31 to 43, “Finance and treasury review” on pages 44 to 45, “Notes to the financial statements—Note 8” on pages 97 to 98, “Group undertakings” on pages 112 to 113 and on the outside back cover of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth under the headings “Financial highlights” on pages 2 to 3, “Research development and information technology” on page 28, “Performance review” on pages 31 to 43, “Finance and treasury review” on pages 44 to 50, “Notes to the financial statements—Note 3” on pages 79 to 84, “—Notes 13 to 15” on pages 104 to 107 of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The information set forth under the headings “Board of directors” on pages 8 to 9, “Executive management board” on pages 10 to 11, “Employees” on pages 23 to 24, “Corporate governance” on pages 51 to 55, “Report on remuneration” on pages 56 to 63, “Responsibility of the directors” on page 64 and “Notes to the financial statements—Note 6” on page 88 of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information set forth under the headings “Notes to the financial statements—Note 9(a)(iv)” on page 99, “—Note 15(a)” on page 106 and “Shareholder information” on page 115 of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference.

ITEM 8.	FINANCIAL INFORMATION

The information set forth under the headings “Legal proceedings” on page 47, “Finance and treasury review” on page 49, “Responsibility of the directors” on page 64, “Independent auditors” report on page 65, “Group profit and loss account” on page 66, “Group balance sheet” on page 67,

“Group cash flow statement” on page 68, “Total recognized gains and losses” on page 69, “Movement of shareholders’ funds” on page 69, “Balance sheet of The BOC Group plc” on page 70, “Accounting policies” on pages 71 to 73 and “Notes to the financial statements” on pages 74 to 111 and “Shareholder information on page 114 of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

The information set forth under the heading “Shareholder information” on pages 114 to 115 of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference.

ITEM 10.	ADDITIONAL INFORMATION

SUMMARY OF MEMORANDUM AND ARTICLES
OF ASSOCIATION OF THE BOC GROUP plc

General

     The BOC Group plc (the “Company”) is registered under company number 22096. The Company’s objects and purposes are located in Section 4 of its memorandum of association, and include, among other things, the carrying on of business as manufacturers, producers, converters, processors, refiners, distillers, users, merchants, distributors, purchasers or dealers of or in any natural or man-made substance, or of or in any products derived or made therefrom.

Directors

Directors’ Interests

     Subject to certain limited exceptions, a director may not vote on any resolution in respect of any contract in which he has a material interest; the shareholders of the Company may pass an ordinary resolution to suspend or relax the provisions of the articles of association or to ratify any contract which would otherwise be in breach of the Company’s articles of association.

Directors’ Remuneration

     The total fees payable to directors for attending normal board or committee meetings may not exceed £500,000 per annum, or such amount as determined by an ordinary resolution of the Company. Any director may receive remuneration paid under employment contracts or be paid additional remuneration for his services that go beyond attending normal board or committee meetings, such remuneration to be determined by the directors. The directors may pay pensions or other benefits to any past or present director, or any relation or dependant of such a person.

Directors’ Borrowing Powers

     The directors may exercise all of the Company’s powers relating to borrowing money, giving security and issuing securities. The directors shall, however, limit the Company’s borrowings (and those of its subsidiaries, so far as the directors are able) to ensure that the total principal amount outstanding on the group’s borrowings shall not, without the sanction of an ordinary resolution, exceed 2.5 times the aggregate of the Company’s adjusted capital and reserves; calculated and adjusted as set out in article 103 of the Company’s articles of association.

Directors’ Age-Limit Requirements

     No one will be disqualified from being or becoming a director simply because he has reached the age of 70. It is not necessary to give special notice of a resolution appointing someone a director where he is 70 or more. However, where a director is proposed for appointment or reappointment at any general meeting, if the director will be 70 or more at the date of the meeting, the directors will state his age in the notice calling the meeting, or in an accompanying document.

Directors’ Term of Office and Shareholding Requirements

     In order to qualify for office, a director must hold 500 ordinary shares (the ‘shares’) of the Company, and such shares may not be held jointly. At every annual general meeting, one-third of the current directors must retire by rotation (or if their number is not three or a multiple of three, the nearest to and less than one-third thereof), provided all directors must retire as directors at least every three years, in the following order: (i) any director who is 70 or over at the date of the meeting; then, if more must retire, (ii) any director who wishes to retire at the meeting and who does not want to be re-elected; then, if more must retire, (iii) those directors who have been directors longest since they were last elected. Where there are any directors who were last elected on the same date, they can agree on who is to retire. Where they do not agree, they must draw lots to decide. In addition, any director appointed by the board to fill a vacancy or as an additional director must retire. A retiring director is eligible for re-appointment.

Share Rights

Share Issuances

     The Company may issue shares with any rights and restrictions, which must be approved by an ordinary resolution of the shareholders or by the directors. The Company’s shares have a nominal value of 25p each.

Redemption

     The Company may issue shares which are redeemable, either automatically or at the Company’s or the Shareholder’s election.

Dividends

     The directors may recommend the amount of any final dividend. The shareholders may then pass an ordinary resolution to declare the dividend, but the amount declared must not be higher than the amount recommended by the directors. The directors may pay interim dividends and fixed rate dividends when they consider that the financial position of the Company justifies the payment. Where shareholders with shares giving them preferential rights suffer because an interim dividend has been paid on other shares, then as long as the directors act in good faith, they will not be liable for the loss. Shareholders have the right to elect to receive new shares, credited as fully paid, in whole or in part, in lieu of any dividend paid or declared by the Company.

     The directors may deduct from any dividend, or other moneys payable in respect of any shares, any sums of money presently payable by the shareholder on account of calls or otherwise in relation to the shares. Any dividend unclaimed for a period of twelve years from the date on which it was declared or became due for payment shall be forfeited and reverts to the Company.

Calls on Shares

     The directors may at any time make calls on shareholders to pay any money which has not yet been paid to the Company for their shares.

Variation of Rights

     The rights attached to each class of shares may only be varied if the holders of three-quarters in nominal value of the issued shares of that class approve in writing such variation, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of that class.

Voting

     On a show of hands, every holder of shares who is present in person at a general meeting shall have one vote. On a poll, every holder who is present in person or by proxy shall have one vote for every 25p in nominal value of the shares he holds.

     Voting will be by a show of hands unless a poll is demanded when or before the chairman declares the result of the show of hands.

Annual and Extraordinary General Meetings

     An annual general meeting and any other meeting for the passing of a special resolution may be called by at least twenty-one clear days’ notice. All other general meetings may be convened by fourteen days’ clear notice. All notices given must specify the place, day and time of the meeting and the general nature of the business for the meeting.

     There must not be a period of more than 15 months between one annual general meeting and the next. Five members present by person or by proxy and entitled to vote at the meeting shall be a quorum.

Ownership Rights

     There are no restrictions on ownership of the Company’s shares, but the directors may refuse to register a transfer of any shares which are not fully paid, or if the shares are to be held jointly by more than four persons.

Liquidation Rights

     If the Company goes into liquidation, its assets may be distributed among the shareholders or transferred to and managed by trustees. The liquidator must act with the approval of a special resolution of the shareholders. Where any assets are to be distributed among the shareholders, the liquidator will determine the values of the assets to be distributed and decide how they will be divided between the shareholders. Where any assets are transferred to trustees, the liquidator may decide on the nature of the trust. On a liquidation, no shareholder will be obliged to accept any shares or other assets where there is any liability associated with them.

Disclosure Requirements

     The Companies Act 1985 applies in relation to the disclosure of share ownership in the Company. A person with a material interest of 3% or more in aggregate of shares of the Company is required to notify the Company of his shareholding. After the 3% threshold is exceeded, the Company must be notified of increases or decreases of 1% or more. A person holding an interest, whether material or otherwise, in 10% or more of the Company’s shares is also required to notify the Company of such holding. The requirements of the City Code of Takeovers and Mergers will apply to any shareholder seeking to increase his shareholding in the Company.

     The Company may under the Companies Act send out notices to those it knows or thinks have an interest in its shares. In the notice, the Company will ask for details of those who do have an interest and the extent of their interest in a particular holding of shares (the “statutory notice”).

     When a person receives a statutory notice, he has 14 days to comply with it. If he does not do so, the Company may decide to restrict the rights relating to such person’s shares and give a further notice, known as a restriction notice. The restriction notice will take effect when it is delivered. The restriction notice will state that the shares no longer give the shareholder any right to attend or vote at any meeting or appoint a proxy for meetings.

     Where the shares make up 0.25 per cent. or more (in nominal value or in number) of the Company’s shares, or any class of shares, the restriction notice may also contain the following further restrictions:

(i)	the directors may withhold any dividends (including scrip dividends) in respect of the identified shares; and

(ii)	the directors may refuse to register a transfer of any of the shares unless the directors are satisfied that they have been sold outright to an independent third party. The independent third party must not be connected with the registered shareholder or with anyone else whom the Company believes is interested in the shares. Any sale through a stock exchange on which the Company’s shares are listed or by way of accepting a take-over offer will be treated as a sale to an independent third party.

     Once a restriction notice has been given, the directors are free to cancel or suspend its effect at any time they think fit. In addition, they must cancel the restriction notice within 7 days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the directors are satisfied that they were sold outright to an independent third party, the transferred shares will no longer be affected by the restriction notice.

     When a restriction notice is cancelled or stops being effective, the Company will pay any money which it had withheld to the person who would have received the money originally.

     In addition, the information set forth under the heading “Group undertakings” on pages 112 to 113, “Shareholder information” on pages 116 to 118 of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Finance and treasury review” on pages 45 to 50, and “Notes to the financial statements—Notes 3” on pages 79 to 84 of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	DISCLOSURE CONTROLS AND PROCEDURES

The information set forth under the heading “Disclosure Controls and Procedures” on page 53 of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference.

ITEM 16.	RESERVED

ITEM 17.	FINANCIAL STATEMENTS

The information set forth under the headings “Report by the independent auditors” on page 65, “Group profit and loss account” on page 66, “Group balance sheet” on page 67, “Group cash flow statement” on page 68, “Total recognized gains and losses” on page 69, “Movement of shareholders’ funds” on page 69, “Balance sheet of The BOC Group plc” on page 70, “Accounting policies” on pages 71 to 73 and “Notes to the financial statements” on pages 74 to 111 of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference.

ITEM 18.	EXHIBITS

	1.1	Memorandum and Articles of Association, as amended

	4.1	The BOC Group Executive Share Option Scheme, as amended*

	8.1	List of subsidiaries

	10.1	The Company’s responses to the requirements on Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated December 12, 2002 which contains The BOC Group plc 2002 Report and Accounts. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto

	10.2	Certification of Anthony Eric Isaac, Chief Executive of The BOC Group plc and René Médori, Group Finance Director of The BOC Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our registration statement on Form S-8 (No. 333-81221) filed with the Commission on December 22, 1997.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2002

The BOC Group plc

By:	/s/ Anthony Eric Isaac

Name: Anthony Eric Isaac Title: Chief Executive

CERTIFICATIONS

I, Anthony Eric Isaac, certify that:

1.     I have reviewed this annual report on Form 20-F of The BOC Group plc;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 12, 2002

By:	/s/ Anthony Eric Isaac

Anthony Eric Isaac Principal Executive Officer

I, René Médori, certify that:

1.     I have reviewed this annual report on Form 20-F of The BOC Group plc;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 12, 2002

By:	/s/ René Médori

René Médori Principal Financial Officer

EXHIBIT INDEX
1.1	Memorandum and Articles of Association, as amended

4.1	The BOC Group Executive Share Option Scheme, as amended*

8.1	List of subsidiaries

10.1	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated December 12, 2002, which contains The BOC Group plc 2002 Report and Accounts. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto

10.2	Certification of Anthony Eric Isaac, Chief Executive of The BOC Group plc and René Médori, Group Finance Director of The BOC Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our registration statement on Form S-8 (No. 333-81221) filed with the Commission on December 22, 1997.