Form 20-F/A
period 2002-09-30
BOC GROUP PLC
filed 2003-05-19
CIK 715095

As filed with the Securities and Exchange Commission on May 19, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A

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

Item 17          Item 18      X

SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX
Company's Responses
Consent of PricewaterhouseCoopers LLP

EXPLANATORY NOTE

Item 18 of this Form 20-F/A for the fiscal year ended September 30, 2002 has been revised to include a revised Report by the Independent Auditors with respect to the financial statements of The BOC Group plc (the ''Registrant’’). The audit report is being re-filed in connection with the advice that was provided by the Securities and Exchange Commission after the initial filing of the Form 20-F concerning wording included in the audit report regarding the responsibility of the auditors to third parties. This Form 20-F/A consists of a cover page, this explanatory note, the information required by Item 18 of Form 20-F (Financial Statements), a signature page, and the principal executive officer and principal financial officer certifications required to be included herein. In addition, this Form 20 F/A includes the consent of the Registrant’s Independent Auditors to the incorporation by reference into the Registrant’s Form S-8 of the revised Report by the Independent Auditors. In accordance with Rule 12b-15 promulgated pursuant to the Securities Exchange Act of 1934, the complete text of Item 18, as amended, is included or incorporated by reference herein. However, with respect to the financial statements, other than the revised Report by the Independent Auditors with respect to the financial statements of the Registrant, no changes have been made.

This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above and set forth below.

ITEM 17.	FINANCIAL STATEMENTS Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The information set forth under the headings “Group profit and loss account” on page 66, “Group balance sheet” on page 67, “Group cash flow statement” on page 68, “Total recognized gains and losses” on page 69, “Movement of shareholders’ funds” on page 69, “Balance sheet of The BOC Group plc” on page 70, “Accounting policies” on pages 71 to 73 and “Notes to the financial statements” on pages 74 to 111 of the 2002 Report and Accounts contained in the Company’s Report on Form 6-K dated December 12, 2002 is incorporated herein by reference. The Report of Independent Auditors has been revised subsequent to December 12, 2002 and accordingly appears in Item 18 of this Form 20-F/A.

Report by the independent auditors

To the members of The BOC Group plc

We have audited the accompanying consolidated balance sheets of The BOC Group plc and its subsidiaries as of September 30, 2002 and 2001, and the related consolidated profit and loss account, cash flow statement, total recognised gains and losses and movement in shareholders’ funds for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The BOC Group plc and its subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended September 30, 2002 and the determination of consolidated shareholders’ equity at September 30, 2002 and 2001 to the extent summarised in Note 16 to the consolidated financial statements.

As shown in Note 17 to the financial statements, the Group adopted two new accounting standards, for retirement benefits and deferred tax, in 2002. The change has been accounted for by restating comparative information at 30 September 2001 and for the years ended September 30, 2001 and 2000.

PricewaterhouseCoopers
London, England

22 November 2002

ITEM 19.	EXHIBITS

	1.1	Memorandum and Articles of Association, as amended*

	4.1	The BOC Group Executive Share Option Scheme, as amended**

	8.1	List of subsidiaries*

	10.1	The Company’s responses to the requirements of Item 18 of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated December 12, 2002 which contains The BOC Group plc 2002 Report and Accounts, except that the Report of Independent Auditors has been revised subsequent to December 12, 2002 and accordingly the Report of Independent Auditors contained in the Report on Form 6-K dated December 12, 2002 is not incorporated into this report by reference and is not included in this Exhibit 10.1. Pursuant to Rule 12b-23(a) of the Commission, the information contained in Item 18 and incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto

	10.2	Certification of Anthony Eric Isaac, Chief Executive of The BOC Group plc and René Médori, Group Finance Director of The BOC Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

	12.1	Consent of PricewaterhouseCoopers LLP

*	Previously filed as an exhibit to the Annual Report on Form 20-F for the fiscal year ended September 30, 2002 and incorporated herein by reference.
**	Incorporated by reference to our registration statement on Form S-8 (No. 333-01824) filed with the Commission on December 22, 1997.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2003

The BOC Group plc

By:	/s/ Anthony Eric Isaac

Name: Anthony Eric Isaac Title: Chief Executive

CERTIFICATIONS

I, Anthony Eric Isaac, certify that:

1.     I have reviewed this annual report on Form 20-F/A of The BOC Group plc;

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

Date: May 19, 2003

By:	/s/ Anthony Eric Isaac

Anthony Eric Isaac Principal Executive Officer

I, René Médori, certify that:

1.     I have reviewed this annual report on Form 20-F/A of The BOC Group plc;

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

Date: May 19, 2003

By:	/s/ René Médori

René Médori Principal Financial Officer

EXHIBIT INDEX
1.1	Memorandum and Articles of Association, as amended*

4.1	The BOC Group Executive Share Option Scheme, as amended**

8.1	List of subsidiaries*

10.1	The Company’s responses to the requirements of Item 18 of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated December 12, 2002, which contains The BOC Group plc 2002 Report and Accounts. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto, except that the Report of Independent Auditors has been revised subsequent to December 12, 2002 and accordingly the Report of Independent Auditors contained in the Report on Form 6-K dated December 12, 2002 is not incorporated into this report by reference and is not included in this Exhibit 10.1

10.2	Certification of Anthony Eric Isaac, Chief Executive of The BOC Group plc and René Médori, Group Finance Director of The BOC Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

12.1	Consent of PricewaterhouseCoopers LLP

*	Previously Filed as an exhibit to the Annual Report on Form 20-F for the fiscal year ended September 30, 2002 and incorporated herein by reference.
**	Incorporated by reference to our registration statement on Form S-8 (No. 333-01824) filed with the Commission on December 22, 1997.