Form 20-F
period 2003-09-30
BOC GROUP PLC
filed 2003-12-10
CIK 715095

As filed with the Securities and Exchange Commission on December 10, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2003
Commission file number 0-10906

THE BOC GROUP plc

(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

Chertsey Road, Windlesham
Surrey, GU20 6HJ
England
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Ordinary Shares of 25p each
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares (fully paid)	497,713,256	(25p units)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

The information set forth under the headings “Group five year record” on pages 12 to 13, “Risk factors” on pages 29 to 30 and “Financial review” on pages 47 to 48 and page 52 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

The information set forth on page 1, under the headings “Group profile” on pages 14 to 22, “Safety, health and the environment” on pages 25 to 27, “Research, development and information technology” on page 28, “Operating review” on pages 31 to 45, “Notes to the financial statements—Note 12” on pages 97 to 98, “Group undertakings” on pages 122 to 123 and on the outside back cover of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth on page 1, under the headings “Research, development and information technology” on page 28, “Operating review” on pages 31 to 45, “Financial review” on pages 46 to 52, “Notes to the financial statements—Note 3” on page 84, “—Notes 18 to 21” on pages 102 to 108 and “—Notes 25 and 26” on pages 110 to 111 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The information set forth under the headings “Board of directors” on pages 8 to 9, “Executive management board” on pages 10 to 11, “Employees” on pages 23 to 24, “Corporate governance” on pages 53 to 59, “Report on remuneration” on pages 60 to 69, “Responsibility of the directors” on page 70 and “Notes to the financial statements—Note 6” on page 87 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information set forth under the headings “Notes to the financial statements—Note 13(a)(i)” on page 99, “—Note 26(a)” on page 111, “—Note 29” on page 116 and “Shareholder information-Analysis of shareholdings” on page 125 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 8.	FINANCIAL INFORMATION

The information set forth under the headings “Financial review” on page 46, “Legal proceedings” on pages 49 to 50, “US GAAP” on page 51, “Report by the independent auditors” on page 71, “Group profit and loss account” on page 72, “Group balance sheet” on page 73, “Group cash flow statement” on page 74, “Total recognised gains and losses” on page 75, “Movement of shareholders’ funds” on page 75, “Balance sheet of The BOC Group plc” on page 76, “Accounting policies” on pages 77 to 78 and “Notes to the financial statements” on pages 79 to 121 and “Shareholder information-Dividends” on page 124 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

The information set forth under the heading “Shareholder information-Nature of the trading market” on pages 124 to 125 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 10.	ADDITIONAL INFORMATION

The information set forth in Item 10 (with the exception of the last paragraph) of the Company’s Report on Form 20-F dated December 12, 2002 (Commission file number 0-10906) and filed with the Commission on December 12, 2002, is incorporated herein by reference.

In addition, the information set forth under the headings “Group undertakings” on pages 122 to 123 and “Shareholder information” on pages 126 to 127 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Financial review” on pages 46 to 52, “Accounting policies-Financial instruments” on page 78, and “Notes to the financial statements—Note 21” on pages 104 to 108 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the headings “Internal controls in BOC” on pages 56 to 57 and “Disclosure controls and procedures” on page 57 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Audit committee” on page 54 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the heading “Corporate social investment” on pages 57 to 58 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the headings “Accountability and audit” on page 55 and “Notes to the financial statements — Note 2(c)” on page 83 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The information set forth under the headings “Report by independent auditors” on page 71, “Group profit and loss account” on page 72, “Group balance sheet” on page 73, “Group cash flow statement” on page 74, “Total recognised gains and losses” on page 75, “Movement of shareholders’ funds” on page 75, “Balance sheet of The BOC Group plc” on page 76, “Accounting policies” on pages 77 to 78, “Notes to the financial statements” on pages 79 to 121 and “Shareholder information” on page 124 of the Report and accounts 2003 contained in the Company’s Report on Form 6-K dated December 10, 2003 is incorporated herein by reference.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

1	Memorandum and Articles of Association, as amended*

4.1	List of directors’ service contracts/letters of appointment

4.2	The BOC Group Executive Share Option Scheme, as amended**

6	For information regarding the calculation of earnings per share information, see Notes to the financial statement—Note 10, contained on page 95 of the Report and accounts 2003, filed as Exhibit 14.2

8.1	List of subsidiaries.

12.1	Certification of Anthony Eric Isaac, Chief Executive of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of René Médori, Group Finance Director of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certifications of Anthony Eric Isaac, Chief Executive of The BOC Group plc and René Médori, Group Finance Director of The BOC Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of PricewaterhouseCoopers LLP, independent auditors of The BOC Group plc

14.2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated December 10, 2003 which contains The BOC Group plc Report and accounts 2003. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Incorporated by reference to our annual report on Form 20-F (No. O-10906) for the year ended September 30, 2002 filed with the Commission on December 12, 2002.

**	Incorporated by reference to our registration statement on Form S-8 (No. 333-81221) filed with the Commission on December 22, 1997.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: December 10, 2003

The BOC Group plc

By:	/s/ Anthony Eric Isaac Name: Anthony Eric Isaac Title: Chief Executive

EXHIBIT INDEX

1	Memorandum and Articles of Association, as amended*

4.1	List of director’s service contracts and letters of appointment

4.2	The BOC Group Executive Share Option Scheme, as amended**

6	For information regarding the calculation of earnings per share information, see Notes to the Financial statements — Note 10, contained on page 95 of the Report and accounts 2003, filed as Exhibit 14.2.

8.1	List of subsidiaries.

12.1	Certification of Anthony Eric Isaac, Chief Executive of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of René Médori, Group Finance Director of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Anthony Eric Isaac, Chief Executive of The BOC Group plc and René Médori, Group Finance Director of The BOC Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of PricewaterhouseCoopers LLP, independent auditors of The BOC Group plc.

14.2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated December 10, 2003 which contains The BOC Group plc Report and accounts 2003. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Incorporated by reference to our annual report on Form 20-F (No. O-10906) for the year ended September 30, 2002 filed with the Commission on December 12, 2002.

**	Incorporated by reference to our registration statement on Form S-8 (No. 333-81221) filed with the Commission on December 22, 1997.