Form 20-F
period 2004-09-30
BOC GROUP PLC
filed 2004-12-06
CIK 715095

As filed with the Securities and Exchange Commission on December 6, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2004
Commission file number 0-10906

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

Ordinary Shares (fully paid)                    498,788,203                    (25p units)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☑     No: ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17: ☐     Item 18: ☑

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

The information set forth under the headings “Group five year record” on pages 12 to 13, “Risk factors” on pages 32 to 33, “Financial review—Management of financial risks” on page 50, “Financial review” on pages 54 to 55, “Notes to the financial statements—Note 30” on pages 126 to 128 and “Shareholder information—Dividends” on page 132 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

The information set forth on page 1, under the headings “Group profile” on pages 14 to 22, “Social, environmental and ethical performance” on pages 25 to 29, “Research, development and information technology” on pages 30 to 31, “Operating review” on pages 34 to 48, “Notes to the financial statements—Note 12” on pages 105 to 106, “Group undertakings” on pages 130 to 131 and “Shareholder information” on page 137 and on the outside back cover of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth on page 1, under the headings “Research, development and information technology” on pages 30 to 31, “Operating review” on pages 34 to 48, “Financial review” on pages 49 to 55, “Notes to the financial statements—Note 12(g)” on page 106, “—Notes 20 to 26” on pages 111 to 119 and “—Note 30(g)” on page 128 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The information set forth under the headings “Board of directors” on pages 8 to 9, “Executive management board” on pages 10 to 11, “Group five year record—Employees” on page 13, “Employees” on pages 23 to 24, “Corporate governance” on pages 56 to 61, “Report on remuneration” on pages 64 to 75 and “Notes to the financial statements—Note 6” on page 93 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information set forth under the headings “Financial review—Related party transactions” on page 54, “Notes to the financial statements—Note 29” on page 124 and “Shareholder information” on pages 132 to 133 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 8. FINANCIAL INFORMATION

The information set forth under the headings “Financial review” on page 52, “Group profit and loss account” on page 78, “Group balance sheet” on page 79, “Group cash flow statement” on page

80, “Total recognised gains and losses” on page 81, “Movement in shareholders’ funds” on page 81, “Balance sheet of The BOC Group plc” on page 82, “Accounting policies” on pages 83 to 84 and “Notes to the financial statements” on pages 85 to 129 and “Shareholder information—Dividends” on page 132 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

The information set forth under the heading “Shareholder information—Nature of trading market” on pages 132 to 133 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

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

Directors’ Remuneration

The total fees payable to directors for attending normal board or committee meetings may not exceed £600,000 per annum, or such amount as determined by an ordinary resolution of the Company. Any director may receive remuneration paid under employment contracts or be paid additional remuneration for his services that go beyond attending normal board or committee meetings, such remuneration to be determined by the directors. The directors may pay pensions or other benefits to any past or present director, or any relation or dependant of such a person.

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

Treasury Shares

The directors may decide how to deal with all (if any) shares in BOC lawfully held by or on behalf of BOC. The directors may, for instance, offer the shares for sale, grant options to acquire them, allot them or dispose of the shares in any other way, subject to the provisions of the legislation.

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

In addition, the information set forth under the heading “Shareholder information” on pages 134 to 135 and page 137 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Financial review—Management of financial risks” on page 50, “Accounting policies—Financial instruments” on page 84, and “Notes to the financial statements—Note 21” on pages 112 to 116 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate governance” on pages 60 to 61 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate governance—Audit committee” on page 58 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the headings “Employees—Employment policies and Code of Conduct” on page 23 and “Social, environmental and ethical performance—The Code of Conduct” on page 25 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading “Notes to the financial statements—Note 2(c)” on page 90 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the registrant nor any affiliated purchaser made any purchases of the registrant’s ordinary shares during the fiscal year ended September 30, 2004.

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The BOC Group plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, of total recognised gains and losses, of movement in shareholders’ funds and related notes, present fairly, in all material respects, the financial position of The BOC Group plc and its subsidiaries at September 30, 2004 and September 30, 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30,

2004 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 31 to the financial statements, the Group has adopted the new UK accounting standard, UITF 38 ‘Accounting for ESOP Trusts’ in 2004. The change has been accounted for by restating comparative information at 30 September 2003 and 30 September 2002.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London, England
22 November 2004

The information set forth under the headings “Group profit and loss account” on page 78, “Group balance sheet” on page 79, “Group cash flow statement” on page 80, “Total recognised gains and losses” on page 81, “Movement in shareholders’ funds” on page 81, “Balance sheet of The BOC Group plc” on page 82, “Accounting policies” on pages 83 to 84 and “Notes to the financial statements” on pages 85 to 129 of the Report and Accounts 2004 contained in the Company’s Report on Form 6-K dated December 6, 2004 is incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association, as amended*

1.2	Articles of Association, as amended

4.1	Directors’ service contracts and letters of appointment

4.2	The BOC Group Executive Share Option Scheme 1995 Rules, as amended

4.3	The BOC Group Executive Share Option Scheme 1995 Jersey Rules, as amended

4.4	The BOC Group Executive Share Option Scheme 2003**

4.5	The BOC Group Long Term Incentive Plan**

6	For information regarding the calculation of earnings per share information, see “Notes to the financial statements—Note 10”, contained on page 103 of the Report and Accounts 2004, filed as Exhibit 14.2.

8.1	List of subsidiaries

12.1	Certification of Anthony Eric Isaac, Chief Executive of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of René Médori, Group Finance Director of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Anthony Eric Isaac, Chief Executive of The BOC Group plc and René Médori, Group Finance Director of The BOC Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of independent public registered accounting firm, PricewaterhouseCoopers LLP, independent auditors of The BOC Group plc

14.2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated December 6, 2004, which contains The BOC Group plc Report and Accounts 2004. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Incorporated by reference to our annual report on Form 20-F (No. 0-10906) for the year ended September 30, 2002 filed with the Commission on December 12, 2002.

**	Incorporated by reference to our registration statement on Form S-8 (No. 333-105611) filed with the Commission on May 28, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: December 6, 2004

The BOC Group plc
By:	/s/ Anthony Eric Isaac
	Name:	Anthony Eric Isaac
	Title:	Chief Executive

EXHIBIT INDEX

1.1	Memorandum of Association, as amended*

1.2	Articles of Association, as amended

4.1	Directors’ service contracts and letters of appointment

4.2	The BOC Group Executive Share Option Scheme 1995 Rules, as amended

4.3	The BOC Group Executive Share Option Scheme 1995 Jersey Rules, as amended

4.4	The BOC Group Executive Share Option Scheme 2003**

4.5	The BOC Group Long Term Incentive Plan**

6	For information regarding the calculation of earnings per share information, see “Notes to the financial statements—Note 10”, contained on page 103 of the Report and Accounts 2004, filed as Exhibit 14.2.

8.1	List of subsidiaries

12.1	Certification of Anthony Eric Isaac, Chief Executive of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of René Médori, Group Finance Director of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Anthony Eric Isaac, Chief Executive of The BOC Group plc and René Médori, Group Finance Director of The BOC Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of independent public registered accounting firm, PricewaterhouseCoopers LLP, independent auditors of The BOC Group plc

14.2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated December 6, 2004, which contains The BOC Group plc Report and Accounts 2004. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Incorporated by reference to our annual report on Form 20-F (No. 0-10906) for the year ended September 30, 2002 filed with the Commission on December 12, 2002.
**	Incorporated by reference to our registration statement on Form S-8 (No. 333-105611) filed with the Commission on May 28, 2003.