Form 20-F
period 2005-09-30
BOC GROUP PLC
filed 2005-12-12
CIK 715095

As filed with the Securities and Exchange Commission on December 12, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2005
Commission file number 0-10906

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

Ordinary Shares (fully paid)                         502,502,942                         (25p units)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes:         No:

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes:         No:

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes:         No:

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17:         Item 18:

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes:         No:

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

The information set forth under the headings “Group five year record” on pages 12 to 13, “Risk factors” on pages 38 to 39, “Financial review—Management of financial risks” on pages 56 to 57, “Financial review” on pages 62 to 63, “Notes to the financial statements—Note 30” on pages 133 to 137 and “Shareholder information—Dividends” on page 140 of the Report and Accounts 2005 contained in the Company's Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

The information set forth on page 1, under the headings “Group profile” on pages 14 to 21, “Strategy” on page 22, “Social, environmental and ethical performance” on pages 26 to 35, “Research, development and information technology” on pages 36 to 37, “Operating review” on pages 40 to 54, “Notes to the financial statements—Note 12” on pages 113 to 114, “Group undertakings” on pages 138 to 139 and “Shareholder information” on page 145 and on the outside back cover of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth on page 1, under the headings “Strategy” on page 22, “Research, development and information technology” on pages 36 to 37, “Operating review” on pages 40 to 54, “Financial review” on pages 55 to 63, “Notes to the financial statements—Note 12(g)” on page 114, “—Notes 20 to 26” on pages 119 to 127 and “—Note 30(g)” on pages 135 to 136 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The information set forth under the headings “Board of directors” on pages 8 to 9, “Executive management board” on pages 10 to 11, “Group five year record—Employees” on page 13, “Employees” on pages 23 and 25, “Corporate governance” on pages 64 to 71, “Report on remuneration” on pages 72 to 83 and “Notes to the financial statements—Note 6” on page 101 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information set forth under the headings “Financial review—Related party transactions” on page 62, “Notes to the financial statements—Note 29” on page 131 and “Shareholder information” on pages 140 to 141 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 8.	FINANCIAL INFORMATION

The information set forth under the headings “Financial review” on pages 58 to 59, “Group profit and loss account” on page 86, “Group balance sheet” on page 87, “Group cash flow statement” on page 88, “Total recognised gains and losses” on page 89, “Movement in shareholders' funds” on page 89, “Balance sheet of The BOC Group plc” on page 90, “Accounting policies” on pages 91 to 92, “Notes to the financial statements” on pages 93 to 137 and “Shareholder information—Dividends” on page 140 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

The information set forth under the heading “Shareholder information—Nature of trading market” on pages 140 to 141 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

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

In addition, the information set forth under the heading “Shareholder information” on pages 142 to 143 and page 145 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Financial review—Management of financial risks” on pages 56 to 57, “Accounting policies—Financial instruments” on page 92, and “Notes to the financial statements—Note 21” on pages 120 to 124 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate governance” on pages 69 to 70 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate governance—Audit committee” on page 67 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the headings “Employees—Employment policies and Code of Conduct” on page 23 and “Social, environmental and ethical performance—The Code of Conduct” on page 26 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading “Notes to the financial statements—Note 2(c)” on page 97 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the registrant nor any affiliated purchaser made any purchases of the registrant’s ordinary shares during the fiscal year ended September 30, 2005.

ITEM 17.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The BOC Group plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, of total recognised gains and losses, of movement in shareholders’ funds and related notes, present fairly, in all material respects, the financial position of The BOC Group plc and its subsidiaries at September 30, 2005 and September 30, 2004, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP London, England 28 November 2005

The information set forth under the headings “Group profit and loss account” on page 86, “Group balance sheet” on page 87, “Group cash flow statement” on page 88, “Total recognised gains and losses” on page 89, “Movement in shareholders' funds” on page 89, “Balance sheet of The BOC Group plc” on page 90, “Accounting policies” on pages 91 to 92 and “Notes to the financial statements” on pages 93 to 137 of the Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated December 12, 2005 is incorporated herein by reference.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association, as amended*

1.2	Articles of Association, as amended**

4.1	Directors’ service contracts and letters of appointment

4.2	The BOC Group Executive Share Option Scheme 1995 Rules, as amended**

4.3	The BOC Group Executive Share Option Scheme 1995 Jersey Rules, as amended**

4.4	The BOC Group Executive Share Option Scheme 2003***

4.5	The BOC Group Long Term Incentive Plan, as amended

4.6	The BOC Group Share Matching Plan

4.7	The BOC Group UK Savings Related Share Option Scheme 2005

6	For information regarding the calculation of earnings per share information, see “Notes to the financial statements—Note 10”, contained on page 111 of the Report and Accounts 2005, filed as Exhibit 15.2.

8.1	List of subsidiaries

12.1	Certification of Anthony Eric Isaac, Chief Executive of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Alan Murray Ferguson, Group Finance Director of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Anthony Eric Isaac, Chief Executive of The BOC Group plc and Alan Murray Ferguson, Group Finance Director of The BOC Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of independent public registered accounting firm, PricewaterhouseCoopers LLP, independent auditors of The BOC Group plc

15.2	The Company's responses to the requirements of Form 20-F have been incorporated by reference to the Company's Report on Form 6-K dated December 12, 2005, which contains The BOC Group plc Report and Accounts 2005. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Incorporated by reference to our annual report on Form 20-F (No. 0-10906) for the year ended September 30, 2002 filed with the Commission on December 12, 2002.
**	Incorporated by reference to our annual report on Form 20-F (No. 0-10906) for the year ended September 30, 2004 filed with the Commission on December 6, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (No. 333-105611) filed with the Commission on May 28, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:      December 12, 2005

The BOC Group plc

By:	/s/ Anthony Eric Isaac
Name: Anthony Eric Isaac
Title: Chief Executive

EXHIBIT INDEX

1.1	Memorandum of Association, as amended*

1.2	Articles of Association, as amended**

4.1	Directors’ service contracts and letters of appointment

4.2	The BOC Group Executive Share Option Scheme 1995 Rules, as amended**

4.3	The BOC Group Executive Share Option Scheme 1995 Jersey Rules, as amended**

4.4	The BOC Group Executive Share Option Scheme 2003***

4.5	The BOC Group Long Term Incentive Plan, as amended

4.6	The BOC Group Share Matching Plan

4.7	The BOC Group UK Savings Related Share Option Scheme 2005

6	For information regarding the calculation of earnings per share information, see “Notes to the financial statements—Note 10”, contained on page 111 of the Report and Accounts 2005, filed as Exhibit 15.2.

8.1	List of subsidiaries

12.1	Certification of Anthony Eric Isaac, Chief Executive of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Alan Murray Ferguson, Group Finance Director of The BOC Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications of Anthony Eric Isaac, Chief Executive of The BOC Group plc and Alan Murray Ferguson, Group Finance Director of The BOC Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of independent public registered accounting firm, PricewaterhouseCoopers LLP, independent auditors of The BOC Group plc

15.2	The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the Company’s Report on Form 6-K dated December 12, 2005, which contains The BOC Group plc Report and Accounts 2005. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Report on Form 6-K is attached as an exhibit hereto.

*	Incorporated by reference to our annual report on Form 20-F (No. 0-10906) for the year ended September 30, 2002 filed with the Commission on December 12, 2002.
**	Incorporated by reference to our annual report on Form 20-F (No. 0-10906) for the year ended September 30, 2004 filed with the Commission on December 6, 2004.
***	Incorporated by reference to our registration statement on Form S-8 (No. 333-105611) filed with the Commission on May 28, 2003.